ProFunds

7501 Wisconsin Avenue

Suite 1000

Bethesda, Maryland 20814

April 29, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProFunds (the “Trust”)

(File Nos. 333-28339 and 811-08239)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of the Trust pursuant to Rule 485(b) under the Securities Act of 1933, as amended, (the “Securities Act”) and the Investment Company Act of 1940, as amended, (the “1940 Act”) is Post-Effective Amendment No. 93 under the Securities Act and Amendment No. 95 under the 1940 Act (the “Amendment”) to the Trust’s Registration Statement on Form N-1A.

As Chief Legal Officer and Secretary of the Trust, I have reviewed the enclosed Amendment and represent that, to the best of my knowledge, the Amendment does not contain any disclosure which would render it ineligible to become effective under Rule 485(b).

Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6539.

Sincerely,

/s/ Richard F. Morris
Richard F. Morris
Chief Legal Officer and Secretary